SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Jupitermedia Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

48207D101

(CUSIP Number)

Alan M. Meckler

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Jeffrey R. Poss, Esq.

Willkie Farr & Gallagher

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

October 22, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 48207D101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alan M. Meckler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,258,667
	8	SHARED VOTING POWER 473,860
	9	SOLE DISPOSITIVE POWER 11,258,667
	10	SHARED DISPOSITIVE POWER 473,860

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,732,527
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes and 944,749 options that are vested and exercisable within 60 days of this report.

(2)	Based on 35,967,152 shares of Common Stock outstanding as of August 6, 2008 (net of 65,000 Treasury Shares), as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 2008 filed with the Securities and Exchange Commission on August 11, 2008, and 944,749 options that are vested and exercisable within 60 days of this report.

Page 2 of 18 Pages

SCHEDULE 13D

CUSIP No. 48207D101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alan M. Meckler 2008 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 35,967,152 shares of Common Stock outstanding as of August 6, 2008 (net of 65,000 Treasury Shares), as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 2008 filed with the Securities and Exchange Commission on August 11, 2008.

Page 3 of 18 Pages

SCHEDULE 13D

CUSIP No. 48207D101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alan B. Abramson, the Voting Trustee of the Alan M. Meckler 2008 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%(1)
14	TYPE OF REPORTING PERSON OO

(2)	Based on 35,967,152 shares of Common Stock outstanding as of August 6, 2008 (net of 65,000 Treasury Shares), as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 2008 filed with the Securities and Exchange Commission on August 11, 2008.

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CUSIP No. 48207D101

Introductory Note

This Amendment No. 6 is being filed to report (a) the beneficial ownership of shares of common stock, par value $.01 per share (the “Common Stock”), of Jupitermedia Corporation, a Delaware corporation (the “Issuer”) in excess of 5% of the total amount of Common Stock outstanding by (i) Alan M. Meckler, an individual (“Meckler”), Chairman, Chief Executive Officer, President and Chief Operating Officer of the Issuer, (ii) the Alan M. Meckler 2008 Grantor Retained Annuity Trust, a New York grantor retained annuity trust over which Meckler exercises investment, but not voting, control (the “2008 Meckler Trust”) and (iii) Alan B. Abramson, in his capacity as voting trustee of the 2008 Meckler Trust, over which he exercises voting, but not investment, control (collectively, the “Reporting Persons”) and (b) the entry by the Reporting Persons into separate definitive support agreements on October 22, 2008 with Getty Images, Inc. (“Getty Images”) in connection with the Issuer’s entry into a definitive stock purchase agreement to sell its Online Images business to Getty Images on October 22, 2008. This Amendment No. 6 amends and restates in its entirety Amendment No. 5 filed on behalf of Meckler on May 13, 2005, which amended and restated the Schedule 13D (the “Original Schedule 13D”) filed on behalf of Meckler on August 12, 1999, as amended and restated by Amendment No. 1 filed on behalf of Meckler on February 6, 2002, Amendment No. 2 filed on behalf of Meckler on August 14, 2003, Amendment No. 3 filed on behalf of Meckler on June 8, 2004, and Amendment No. 4 filed on behalf of Meckler on February 18, 2005.

Item 1.	Security and Issuer.

This Amendment No. 6 relates to the Common Stock of the Issuer, and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. The address of the principal executive offices of the Issuer is 23 Old Kings Highway South, Darien, CT 06820.

Item 2.	Identity and Background.

(a)        This statement is being filed by (i) Meckler, the Chairman, Chief Executive Officer, President and Chief Operating Officer of the Issuer, (ii) the 2008 Meckler Trust and (iii) Alan B. Abramson, in his capacity as voting trustee of the 2008 Meckler Trust (the “Voting Trustee”).

(b)        The business address of Meckler is 23 Old Kings Highway South, Darien, CT 06820. The business address of the Voting Trustee is 501 Fifth Avenue, New York, New York 10017. The business address of the 2008 Meckler Trust is c/o Abramson Brothers, 501 Fifth Avenue, New York, New York 10017.

(c)        Meckler presently serves as Chairman, Chief Executive Officer, President and Chief Operating Officer of the Issuer. The Voting Trustee is employed by Abramson Brothers Incorporated, a New York real estate management and investment firm.

(d)        None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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CUSIP No. 48207D101

(e)        None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Meckler and the Voting Trustee are United States citizens. The 2008 Meckler Trust is a New York grantor retained annuity trust.

Item 3.	Source and Amount of Funds or Other Consideration.

During the time period from May 13, 2005 until October 22, 2008, Meckler used personal funds to purchase Common Stock of the Issuer for his own account. In addition, (i) the Foundation (as defined in Item 4) received 142,000 shares of Common Stock as a gift from Meckler, (ii) Meckler received 2,000,000 shares of Common Stock as a distribution in satisfaction of a required annuity payment from the 2005 Meckler Trust (as defined in Item 4), (iii) the 2006 Meckler Trust (as defined in Item 4) received 953,875 shares of Common Stock as a gift from Meckler, and subsequently transferred those 953,875 shares of Common Stock back to Meckler as a distribution in satisfaction of a required annuity payment, (iv) the 2007 Meckler Trust I (as defined in Item 4) received 1,046,125 shares of Common Stock as a gift from Meckler, and subsequently transferred those 1,046,125 shares of Common Stock back to Meckler as a distribution in satisfaction of a required annuity payment, (v) the 2007 Meckler Trust II (as defined in Item 4) received 953,875 shares of Common Stock as a gift from Meckler, and subsequently transferred those 953,875 shares of Common Stock back to Meckler as a distribution in satisfaction of a required annuity payment, and (vi) the Meckler 2008 Trust received 2,000,000 shares of Common Stock as a gift from Meckler.

Item 4.	Purpose of Transaction.

(a)

On August 12, 1999, the Original Schedule 13D was filed which reported that Meckler beneficially owned 12,916,050 shares of Common Stock which represented approximately 55.20% of the shares of Common Stock then outstanding.

On February 6, 2002, Amendment No. 1 was filed, which reported that from the period beginning August 13, 1999 up until the date thereof, Meckler purchased an aggregate of 127,150 shares of Common Stock on the open market. During this same period, Meckler transferred 50,000 shares of Common Stock to the Meckler Foundation Inc., a charitable foundation over which Meckler exercises investment control (the “Foundation”), and 5,000 shares of Common Stock to each of the Naomi A. Meckler Trust, the Catherine S. Meckler Trust, the Caroline J. Meckler Trust and the John M. Meckler Trust (trusts established for the benefit of Meckler’s four children and collectively referred to herein as the “Children’s Trusts”). As a result of these transactions, Meckler’s direct ownership of Common Stock during this period increased

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CUSIP No. 48207D101

from 11,472,836 shares to 11,529,986 shares, an increase of 57,150 shares (calculated as 127,150 shares acquired on the open market less 70,000 shares gifted).

In addition to the transfers described above, Meckler’s indirect ownership of Common Stock also increased during this period due to the following transactions: (i) the Children’s Trusts collectively purchased 32,000 shares of Common Stock on the open market (for a total of 52,000 shares acquired); (ii) the Foundation purchased 7,100 shares of Common Stock (for a total of 57,100 shares acquired); (iii) Ellen Meckler (Meckler’s spouse) purchased 88,100 shares of Common Stock and (iv) the Lillian Meckler Revocable Trust and the Herman L. Meckler Family Trust #1 (trusts established for the benefit of Meckler’s mother) acquired an aggregate of 69,200 shares of Common Stock and sold an aggregate of 7,000 shares of Common Stock. As a result of these transactions and the gifts to the Foundation and the Children’s Trusts described above, Meckler’s indirect ownership of Common Stock during this period increased from 1,443,214 shares to 1,702,614 shares, an increase of 259,400 shares.

During this period, Meckler’s aggregate beneficial ownership of shares of Common Stock increased from 12,916,050 to 13,599,265, a total increase of 683,215 shares. Despite this increase, Meckler’s percentage ownership of the Issuer decreased from 55.20% to 52.92% due to issuances of shares of Common Stock by the Issuer.

On August 14, 2003, Amendment No. 2 was filed, which reported that during the period beginning February 6, 2002 and ending on the date thereof, Meckler sold 300,000 shares of Common Stock (the “Shares”) to Knowlton Brothers, Inc. (“Knowlton”), as general partner of several private investment funds, and certain persons affiliated with Knowlton (collectively, the “Knowlton Purchasers”) in a private transaction, for estate planning purposes. During this same period, Meckler purchased an aggregate of 18,900 shares of Common Stock on the open market. As a result of these transactions, Meckler’s direct ownership of Common Stock during this period decreased from 11,529,986 to 11,248,886, a decrease of 281,100 shares (calculated as 18,900 shares acquired on the open market less 300,000 shares sold to the Knowlton Purchasers).

In addition to the transfers described above, Meckler’s indirect ownership of Common Stock increased during this period due to the following transactions: (i) the Children’s Trusts collectively purchased an aggregate of 40,000 shares of Common Stock (for a total of 92,000 shares acquired); (ii) the Foundation purchased 10,000 shares of Common Stock (for a total of 67,100 shares acquired); (iii) the Lillian Meckler Revocable Trust and the Herman L. Meckler Family Trust #1 acquired an aggregate of 12,000 shares of Common Stock and sold 24,000 shares of Common Stock, a total decrease of 12,000 shares of Common Stock. As a result of these transactions, Meckler’s indirect ownership of Common Stock during this period increased from 1,702,614 shares to 1,740,614 shares, an increase of 38,000 shares.

During this period, Meckler’s aggregate beneficial ownership of shares of Common Stock increased from 13,599,265 to 14,222,831, a total increase of 623,566 shares. Despite this increase, Meckler’s percentage of ownership of the Issuer decreased from 52.92% to 52.44%.

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CUSIP No. 48207D101

On June 8, 2004, Amendment No. 3 was filed, which reported that from the period beginning August 14, 2003 until May 28, 2004, Meckler acquired 499,998 shares of Common Stock through the exercise of certain stock options. In connection with the Issuer’s public offering (the “Public Offering”) of shares of Common Stock pursuant to an effective registration statement (File No. 333-113293) and the Purchase Agreement, dated as of May 24, 2004, by and among the Issuer, certain selling stockholders named therein and the underwriters named therein, a form of which was filed as Exhibit 2.1 to Form S-3/A on May 10, 2004, Meckler sold 599,998 shares of Common Stock, including the 499,998 shares acquired through the exercise of stock options described above. As a result of these transactions, Meckler’s direct ownership of Common Stock during this period (excluding shares underlying options exercisable within 60 days of May 28, 2004) decreased from 11,248,886 to 11,148,886 shares, a decrease of 100,000 shares (calculated as 499,998 shares acquired through the exercise of options less 599,998 shares sold in the Public Offering).

In addition to the transfers described above, Meckler’s indirect ownership of Common Stock decreased during this period due to the collective disposition of an aggregate of 140,002 shares of Common Stock by the Children’s Trusts in the Public Offering. As a result of these transactions, Meckler’s indirect ownership of Common Stock during this period decreased from 1,740,615 shares (reflecting one additional share of Common Stock owned by the Children’s Trusts but inadvertently omitted from this Schedule 13D as previously amended) to 1,600,613 shares, for a decrease of 140,002 shares.

During this period, Meckler’s aggregate beneficial ownership of shares of Common Stock decreased from 14,222,832 to 13,981,166, a total decrease of 241,666 shares. This decrease is a result of the following: (i) a decrease of 100,000 shares in Meckler’s direct ownership of shares (excluding shares underlying options) as described above; (ii) a decrease of 140,002 shares in Meckler’s indirect ownership of shares as described above; (iii) a net decrease in beneficial ownership of the number of shares underlying options from 1,233,331 to 1,231,667, for a net decrease of 1,664 option shares. As a result of these transactions, Meckler’s percentage ownership of the Issuer decreased during this period from 52.44% to 43.26%.

On February 18, 2005, Amendment No. 4 was filed, which reported that from the period beginning May 28, 2004 until February 10, 2005, Meckler acquired 431,667 shares of Common Stock through the exercise of certain stock options. During this same period, Meckler sold 978,000 shares of Common Stock in a private transaction, transferred 60,000 shares of Common Stock to the Foundation as a gift and transferred 2,000,000 shares of Common Stock to the Alan M. Meckler 2005 Grantor Retained Annuity Trust, a grantor retained annuity trust over which Meckler exercises investment, but not voting, control (the “2005 Meckler Trust”), as a gift. As a result of these transactions, Meckler’s direct ownership of Common Stock during this period (excluding shares underlying options exercisable within 60 days of February 10, 2005) decreased from 11,148,886 to 8,542,553 shares, a decrease of 2,606,333 shares (calculated as 431,667 shares acquired through the exercise of options less 978,000 shares sold in a

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CUSIP No. 48207D101

private transaction, 60,000 shares transferred to the Foundation as a gift and 2,000,000 shares transferred to the 2005 Meckler Trust as a gift).

In addition to the transfers described above, Meckler’s indirect ownership of Common Stock increased during this period due to the following transactions: (i) each of the Children’s Trusts sold 18,000 shares of Common Stock in a private transaction; (ii) the Foundation received 60,000 shares of Common Stock as a gift from Meckler; (iii) the Foundation transferred 3,000 shares of Common Stock to a charitable organization as a gift; and (iv) the 2005 Meckler Trust received 2,000,000 shares of Common Stock as a gift from Meckler. As a result of these transactions, Meckler’s indirect ownership of Common Stock during this period increased from 1,600,613 to 3,585,613 shares, an increase of 1,985,000 shares (calculated as 60,000 shares received by the Foundation as a gift and 2,000,000 shares received by the 2005 Meckler Trust as a gift less an aggregate of 72,000 shares sold by the Children’s Trusts and 3,000 shares transferred by the Foundation as a gift).

During this period, Meckler’s aggregate beneficial ownership of shares of Common Stock, as reported in Amendment No. 4, decreased from 13,981,166 to 12,796,500, a total decrease of 1,184,666 shares. This reported decrease was a result of the following: (i) a decrease of 2,606,333 shares in Meckler’s direct ownership of shares (excluding shares underlying options) as described above; (ii) an increase of 1,985,000 shares in Meckler’s indirect ownership of shares as described above; and (iii) a net reported decrease in beneficial ownership of the numbers of shares underlying options from 1,231,667 to 668,334, for a net reported decrease of 563,333 option shares. As a result of these transactions, Meckler’s reported percentage ownership of the Issuer decreased during this period from 43.26% to 38.74%. Meckler’s reported change in beneficial ownership for this period did not, however, account for the expiration of an option to purchase 100,000 shares of Common Stock that expired on September 7, 2004. Accounting for the expiration of this option would have resulted in an actual beneficial ownership of 12,696,500 shares of Common stock and a change in percentage ownership from 43.26% to 38.56%.

From the period beginning February 11, 2005 until May 13, 2005, Meckler acquired 450,000 shares of Common Stock through the exercise of certain stock options. During this same period, Meckler sold 450,000 shares of Common Stock in the open market. As a result of these transactions, Meckler’s direct ownership of Common Stock during this period (excluding shares underlying options exercisable within 60 days of May 13, 2005) remained unchanged. Meckler’s indirect ownership of Common Stock also remained unchanged during this period.

Meckler’s aggregate beneficial ownership of shares of Common Stock during this period (including shares underlying options exercisable within 60 days of the reporting date and taking account of the expiration of an option to purchase 100,000 shares of Common Stock on September 7, 2004) increased from 12,696,500 to 12,713,167, a total increase of 16,667 shares. This increase is a result of a net increase in Meckler’s beneficial ownership of the number of shares underlying options from 568,334 to 585,001 (including options exercisable within 60 days of May 13, 2005 and taking

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CUSIP No. 48207D101

account of the expiration of his option to purchase 100,000 shares of Common Stock on September 7, 2004), for a net increase of 16,667 option shares. As a result of these transactions and the issuance of additional shares of Common Stock by the Issuer since the filing of Amendment No. 4, Meckler’s percentage ownership of the Issuer decreased from 38.56% to 36.43%, based on 34,896,467 shares outstanding as of May 13, 2005 (including shares underlying options beneficially owned by Meckler).

From the period beginning May 13, 2005 until October 22, 2008, Meckler acquired 333,334 shares of Common Stock through the exercise of certain stock options and purchased an aggregate of 10,000 shares of Common Stock on the open market. During this same time period, (i) Meckler sold 333,334 shares of Common Stock in the open market; (ii) on December 7, 2005 and June 9, 2008, respectively, 118,334 and 166,667 option shares expired in accordance with their terms; (iii) on December 23, 2005, the vesting of 200,000 option shares was accelerated; (iv) on June 9, 2006 and June 14, 2006, respectively, 166,667 and 133,333 option shares vested in accordance with their terms; (v) on June 7, 2007 and June 14, 2007, respectively, 106,667 and 133,333 option shares vested in accordance with their terms; (vi) on May 20, 2008, in connection with the Issuer’s Common Stock Option Exchange Offer (as described in Item 6 below), Meckler was granted 35,567 option shares, of which 7,874 option shares were immediately exercisable; (vii) on June 4, 2008, 58,335 option shares vested in accordance with their terms; and (viii) on June 7, 2008, 113,539 option shares vested in accordance with their terms. During this same time period, Meckler sold 96,000 shares of Common Stock in the open market pursuant to a 10b5-1 Stock Sale Plan, dated as of May 24, 2005, by and between Meckler and Piper Jaffray & Co. (the “2005 Stock Sale Plan”). As a result of these transactions, Meckler’s direct ownership of Common Stock during this period (excluding shares underlying options exercisable within 60 days of October 22, 2008) increased by 215,413 shares of Common Stock from 12,713,168 (reflecting one additional option share owned by Meckler but inadvertently omitted from this Schedule 13D as previously amended) to 12,928,581 (calculated as (i) 10,000 shares acquired on the open market; plus (ii) the vesting of 919,748 option shares; less (iii) the exercise and subsequent sale of 333,334 option shares; less (iv) the expiration of 285,001 option shares; and less (v) the disposition of 96,000 shares pursuant to the 2005 Stock Sale Plan).

From the period beginning May 13, 2005 until October 22, 2008, Meckler (i) gifted 142,000 shares of Common Stock to the Foundation and an additional 635 shares to the Pennington School; (ii) received 953,875 shares of Common Stock as a distribution in satisfaction of a required annuity payment from the 2005 Meckler Trust on May 4, 2006 and, subsequently, Meckler gifted 953,875 shares of Common Stock to the Alan M. Meckler 2006 Grantor Retained Annuity Trust, a grantor retained annuity trust over which Meckler exercises investment, but not voting, control (the “2006 Meckler Trust”) on May 9, 2006; (iii) received 1,046,125 shares of Common Stock as a distribution in satisfaction of a required annuity payment from the 2005 Meckler Trust and subsequently gifted 1,046,125 shares of Common Stock to the Alan M. Meckler 2007 Grantor Retained Annuity Trust, a grantor retained annuity trust over which Meckler exercises investment, but not voting, control (the “2007 Meckler Trust I”) on February 13, 2007; (iv) received 953,875 shares of Common Stock as a distribution in satisfaction of a required annuity

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CUSIP No. 48207D101

payment from the 2006 Meckler Trust and subsequently gifted 953,875 shares of Common Stock to the Alan M. Meckler 2007 Grantor Retained Annuity Trust II, a grantor retained annuity trust over which Meckler exercises investment, but not voting, control (the “2007 Meckler Trust II”) on May 9, 2007; and (v) received 1,046,125 and 953,875 shares of Common Stock, respectively, as a distribution in satisfaction of a required annuity payment from the 2007 Meckler Trust I and 2007 Meckler Trust II and subsequently gifted 2,000,000 shares of Common Stock to the 2008 Meckler Trust on May 12, 2008. In addition, on December 21, 2006, Meckler resigned from his position as a trustee of the Children’s Trusts, in which capacity he exercised investment control over the Children’s Trusts, resulting in the disposition for Schedule 13D purposes of the 1,323,213 shares of Common Stock held of record by the Children’s Trusts at that time. As a result of these transactions, Meckler’s direct ownership of Common Stock decreased by 142,635 shares of Common Stock and his indirect ownership of Common Stock decreased by 1,181,213 shares of Common Stock (calculated as the net 142,000 shares of Common Stock transferred to the Foundation, 2005 Meckler Trust, 2006 Meckler Trust, 2007 Meckler Trust I, 2007 Meckler Trust II and 2008 Meckler Trust less the 1,323,213 shares of Common Stock disposed of in connection with Meckler’s resignation as a trustee of the Children’s Trusts).

In addition to the preceding transfers, Meckler’s indirect ownership of Common Stock increased by an additional 75,260 during this period due to the following transactions: (i) Ellen Meckler purchased 40,260 shares of Common Stock on the open market; (ii) the Foundation purchased 5,800 shares of Common Stock on the open market; and (iii) the Herman L. Meckler Family Trust #1 and Herman L. Meckler Family Trust #2 (both of which are trusts established for the benefit of Meckler’s mother and are collectively referred to herein as the “Parent Trusts”) purchased 4,300 and 19,100 shares of Common Stock on the open market, respectively.

Meckler’s aggregate beneficial ownership of shares of Common Stock during the period from May 13, 2005 until October 22, 2008 (including shares underlying options exercisable within 60 days of the reporting date) decreased from 12,713,168 to 11,732,527, a total decrease of 980,641 shares of Common Stock. This decrease is the net result of (a) a net increase in Meckler’s beneficial ownership of the number of shares of Common Stock underlying options from 585,002 to 944,749 (including 58,334 options that become exercisable within 60 days of October 22, 2008 on December 12, 2008 and taking account of (i) the expiration of an option to purchase 118,334 shares of Common Stock on December 7, 2005 and the expiration of an option to purchase 166,667 shares of Common Stock on June 9, 2008; (ii) the accelerated vesting of an option to purchase 200,000 shares of Common Stock on December 23, 2005; (iii) the vesting of 166,667 (June 9, 2006), 133,333 (June 14, 2006), 106,667 (June 7, 2007), 133,333 (June 14, 2007), 7,874 (May 20, 2008) 58,335 (June 4, 2008) and 113,539 (June 7, 2008) option shares in accordance with their respective terms; (iv) his exercise and sale of 333,334 option shares from May 13, 2005 until October 22, 2008), for a net increase of 359,747 option shares, (b) a net decrease in Meckler’s direct beneficial ownership giving effect to (i) his sale of 96,000 shares pursuant to the 2005 Stock Sale Plan; (ii) his purchase of 10,000 shares on the open market; and (iii) the net transfer of 142,635 shares to the Foundation, the Pennington School, the 2006 Meckler Trust, 2007 Meckler Trust I, 2007

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CUSIP No. 48207D101

Meckler Trust II and 2008 Meckler Trust for a net decrease of 228,635 shares, and (c) a net decrease in Meckler’s indirect beneficial ownership giving effect to (i) the net transfer of 142,000 shares to the Foundation, the 2006 Meckler Trust, 2007 Meckler Trust I, 2007 Meckler Trust II and 2008 Meckler Trust; (ii) 40,260 shares purchased by Ellen Meckler on the open market; (iii) 5,800 shares purchased by the Foundation on the open market; (iv) 23,400 shares purchased by the Parent Trusts on the open market; and (v) the disposition of 1,323,213 shares of Common Stock in connection with Meckler’s resignation as a trustee of the Children’s Trusts, for a net decrease of 1,111,753 indirectly held shares. As a result of these transactions and the issuance of additional shares of Common Stock by the Issuer since the filing of Amendment No. 5, Meckler’s percentage ownership of the Issuer decreased from 36.4% to 31.8%, based on 36,911,901 shares of Common Stock outstanding as of August 6, 2008 (including shares of Common Stock underlying options beneficially owned by Meckler).

Meckler believed at the time of these acquisitions and dispositions, and continues to believe, that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. Meckler may from time to time acquire shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. Meckler intends to review his investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to Meckler, general stock market and economic conditions, tax and estate planning considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of his investment in the Issuer.

(c)

As noted above in the introductory note, the Issuer entered into a definitive stock purchase agreement (the “Agreement”) on October 22, 2008 to sell its Online Images business to Getty Images for an aggregate purchase price of $96 million in cash. Under the terms of and subject to the conditions set forth in the Agreement, the Issuer has agreed to sell all of the outstanding capital stock of Jupiterimages Corporation (“Jupiterimages”), an Arizona corporation and a wholly owned subsidiary, to Getty Images (the “Transaction”). Following the completion of the Transaction, the Issuer will continue to operate its Online media business, which consists of five distinct networks: internet.com and EarthWeb.com for IT and business professionals; DevX.com for developers; and Mediabistro.com and Graphics.com for media and creative professionals.

In connection with the Agreement, on October 22, 2008, Meckler, Ellen Meckler, the Children’s Trusts, the Parent Trusts, the Foundation, the 2008 Meckler Trust, and certain other stockholders of the Issuer, each, on an individual basis, entered into separate definitive support agreements (collectively, the “Support Agreements” and each a “Support Agreement”) with Getty Images to vote in favor of the Transaction, as described in Item 6 below.

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CUSIP No. 48207D101

Except as set forth above, Meckler does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in the Securities of the Issuer.

(a)

(i)        As of the date hereof, Meckler beneficially owns 11,732,527 shares of Common Stock representing approximately 31.8% of the Common Stock outstanding based on 36,911,901 shares outstanding as of August 6, 2008, including shares of Common Stock underlying options beneficially owned by Meckler.

(ii)        As of the date hereof, the 2008 Meckler Trust and Voting Trustee could each be deemed to beneficially own 2,000,000 shares of Common Stock representing approximately 5.6% of the Common Stock outstanding based on 35,967,152 shares outstanding as of August 6, 2008 (excluding shares underlying options beneficially owned by Meckler).

(b)

(i)        Meckler has the sole power to vote or direct the vote of 9,258,667 shares of Common Stock and the sole power to dispose of or direct the disposition of 11,258,667 shares of Common Stock (in both cases including 944,749 shares of Common Stock underlying options exercisable within 60 days of this report). Meckler has the shared power to vote, or direct the vote of, 473,860 shares of Common Stock and the shared power to dispose or direct the disposition of 473,860 shares of Common Stock. The Parent Trusts collectively hold of record a total of 73,600 shares of Common Stock; the Foundation holds of record a total of 271,900 shares of Common Stock; Meckler’s spouse holds of record a total of 128,360 shares of Common Stock; and the 2008 Meckler Trust holds of record a total of 2,000,000 shares of Common Stock. Meckler disclaims beneficial ownership of the shares of Common Stock held by the Parent Trusts,

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CUSIP No. 48207D101

the Foundation, the 2008 Meckler Trust and the Voting Trustee. The (i) Parent Trusts and the Foundation have their place of business at c/o Jupitermedia Corporation, 23 Old Kings Highway South, Darien, CT 06820; (ii) Ellen Meckler’s residential address is 435 East 52nd street, New York, New York 10022; (iii) the 2008 Meckler Trust has its business address at c/o Abramson Brothers, 501 Fifth Avenue, New York, New York 10017; and (iv) the Voting Trustee has his business address at 501 Fifth Avenue, New York, New York 10017. None of the Parent Trusts, the Foundation, Ellen Meckler, the 2008 Meckler Trust or the Voting Trustee has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(ii)        The Voting Trustee, on behalf of the 2008 Meckler Trust, has the sole power to vote or direct the vote 2,000,000 shares of Common Stock.

(c)        Neither Meckler, Ellen Meckler, the Parent Trusts, the Foundation, the 2008 Meckler Trust nor the Voting Trustee have engaged in any transactions in the Issuer’s Common Stock during the past 60 days.

(d)        The Parent Trusts are trusts established for the benefit of Alan’s mother and collectively hold as of the date hereof 73,600 shares of Common Stock, an amount which represents less than 1% of the outstanding Common Stock of the Issuer as of such date. Meckler and Meckler’s sister, Nancy J. Meckler, are co-trustees of the Parent Trusts. The Foundation and Meckler’s spouse each have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by each of them. The 2008 Meckler Trust is a grantor retained annuity trust that holds of record a total of 2,000,000 shares of Common Stock, equal to approximately 5.6% of the outstanding Common Stock of the Issuer based on the 35,967,152 shares of Common Stock outstanding as of August 6, 2008 (excluding shares underlying options beneficially owned by Meckler). Meckler is trustee of the 2008 Meckler Trust and exercises investment control while Alan B. Abramson is voting trustee of the 2008 Meckler Trust and exercises voting control. Meckler disclaims beneficial ownership of the shares of Common Stock held by the Parent Trusts, the Foundation, the 2008 Meckler Trust and Voting Trustee.

Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this statement on Schedule 13D.

(e)        Not applicable.

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CUSIP No. 48207D101

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Joint Filing Agreement attached hereto as Exhibit 1 with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

1999 Stock Incentive Plan

Under the Issuer’s 1999 Stock Incentive Plan, Meckler has been granted options to purchase 3,605,567 shares of Common Stock, of which 3,186,415 have vested, 419,152 are unvested and 1,714,999 have been exercised and 585,0001 expired as of October 22, 2008.

Common Stock Option Exchange Offer

On May 20, 2008, Issuer’s Board of Directors approved a plan to exchange all outstanding non-qualified stock options having an exercise price greater than $4.00 per share (the “Eligible Options”) for new options with an exercise price of $2.01 per share, the closing price of the Issuer’s common stock on May 20, 2008, on a one-for-one basis (the “Common Stock Option Exchange Offer”). In addition, the Issuer’s Board of Directors also authorized the issuance of a limited number of incentive stock options, which in Meckler’s case were issued with an exercise price of $2.21 per share, 110% of the closing price of the Issuer’s common stock on May 20, 2008. In either case, the new options follow the vesting schedule of the original options that they were designed to replace or supplement. Meckler was issued new options as set forth in the table below.

2008 Stock Incentive Plan

As reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 2008, the Issuer’s stockholders approved the Issuer’s 2008 Stock Incentive Plan, which had been previously approved and adopted by the Issuer’s Board of Directors (the “Board”) on April 28, 2008, subject to stockholder approval. As with the 1999 Stock Incentive Plan, the 2008 Stock Incentive Plan will be administered by the Compensation Committee of the Board and allows for the grant of incentive stock options, nonqualified stock options, restricted stock, performance-based awards and other stock-based awards (collectively, “Awards”). Meckler has not been granted any Awards under the 2008 Stock Incentive Plan.

The table below sets forth certain information with respect to options granted to Meckler under the 1999 Stock Incentive Plan. Each option grant expires five years after the date of issuance and vests evenly over a three year period from the grant date.

STOCK OPTIONS HELD BY MECKLER

(after giving effect to the Common Stock Option Exchange Offer)

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CUSIP No. 48207D101

Option Grant	Grant Date	Price[1]		Vested[2,3]		Unvested[2]
400,000	6/14/2004	$12.70	$2.01	7,874	392,126	-	-
200,000	6/9/2005	$18.03	$2.01	-	200,000	-	-
320,000	6/7/2006	$16.01	$2.01	6,872	206,462	6,872	99,794
175,000	6/4/2007	$7.89	$2.01	1	58,333	13,948	102,718
175,000	12/12/2007	$4.55	$2.01	-	58,334	-	116,666
35,567	5/20/2008	$2.21	-	14,747	-	20,820	-
1.	The first number represents the original exercise price at the Grant Date, while the second number (if applicable) represents the exercise price of options issued in connection with the Common Stock Option Exchange Offer in exchange for Eligible Options.

2.	The first number represents the options which were issued on the original grant date, while the second number represents the new options issued in exchange for Eligible Options in connection with the Common Stock Option Exchange Offer.

3.	The number of vested options includes options that are vested or exercisable within 60 days of this report.

2005 Stock Sale Plan

As noted above in Item 4, Meckler entered into a Rule 10b5-1 Stock Sale Plan with Piper Jaffray & Co., dated as of May 24, 2005, pursuant to which Meckler sold 96,000 shares of Common Stock in the open market between July 2005 and June 2006. A copy of the 2005 Stock Sale Plan is attached hereto as Exhibit 2. The Stock Sale Plan has expired.

Support Agreement

As noted above in the introductory note and Item 4, concurrently with the execution of the Agreement, at Getty Image’s specific request and as a condition to Getty Image’s willingness to enter into and perform its obligations under the Agreement, Meckler, Ellen Meckler, the Children’s Trusts, the Parent Trusts, the Foundation, the 2008 Meckler Trust, and certain other stockholders of the Issuer (collectively, the “Stockholders” and each a “Stockholder”) each entered into separate Support Agreements with Getty Images dated October 22, 2008 that were identical in form. Pursuant to their respective Support Agreement, each Stockholder agreed to be present (in person or by proxy) at any meeting of the Issuer’s stockholders called to seek the approval by the stockholders of the Transaction and to vote or cause to be voted all of its shares of Common Stock in favor of approval of the Agreement and the transactions contemplated thereby. Each Stockholder also agreed not to: (i) sell, transfer or otherwise dispose of any of its shares of Common Stock, any beneficial ownership thereof or any other interest therein; (ii) enter into any contract, arrangement or understanding that violates or conflicts with or would reasonably be expected to violate or conflict with its obligations under the preceding clause (i); (iii) enter into any voting agreements, whether by proxy, voting agreement or other voting arrangement with respect to its shares of Common Stock; or (iv) take any action that would make any representation or warranty of such Stockholder contained in the Support Agreement untrue or incorrect that would have the effect of preventing such Stockholder from performing its obligations under the Support Agreement.

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CUSIP No. 48207D101

The Support Agreement will terminate upon the earlier of: (i) termination of the Agreement in accordance with its terms or (ii) the consummation of the Transaction.

The foregoing description of the Support Agreement is a summary only, does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a form of which is filed as Exhibit 4 hereto and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated October 29, 2008 among the Reporting Persons.

Exhibit 2:	Rule 10b5-1 Stock Sale Plan, dated as of May 24, 2005, by and between Alan M. Meckler and Piper Jaffray & Co.

Exhibit 3:	Stock Purchase Agreement, dated as of October 22, 2008, by and between Jupitermedia Corporation, a Delaware corporation and Getty Images, Inc., a Delaware corporation.

Exhibit 4:	Form of Support Agreement dated as of October 22, 2008, by and among Getty Images, Inc. and the Reporting Person.

Page 17 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

	By:	/s/ Alan M. Meckler
Dated: October 29, 2008	Name:	Alan M. Meckler
	Title:	Chairman, Chief Executive Officer, President and Chief Operating Officer

ALAN M. MECKLER 2008 GRANTOR RETAINED ANNUITY TRUST

Dated: October 29, 2008	By:	/s/ Alan B. Abramson
	Name:	Alan B. Abramson
	Title:	Voting Trustee

Dated: October 29, 2008	/s/ Alan B. Abramson
Alan B. Abramson, in his capacity as Voting Trustee of the Alan M. Meckler 2008 Grantor Retained Annuity Trust